# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IAMGOLD CORP, CIK 0001203464
CUSIP: 450913108
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 150 KING STREET WEST, SUITE 2200, TORONTO, ONTARIO, Ontario Canada (A6), 1J9
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0000921895-22-000012
Filed by CIK 0001687310
Persons authorized to receive notices and communications: Mason Hills, Resource Capital Funds, 1400 Wewatta Street, Suite 850, Denver, Colorado (CO), 80202, 720-946-1444

## Reporting persons
- Resource Capital Fund VII L.P. (CIK 0001687310): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 21,537,050; shared voting power 0; sole dispositive power 21,537,050; shared dispositive power 0; aggregate amount beneficially owned 21,537,050 (3.8% of the class)
- Resource Capital Associates VII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 21,537,050; shared voting power 0; sole dispositive power 21,537,050; shared dispositive power 0; aggregate amount beneficially owned 21,537,050 (3.8% of the class)
- RCFM GP L.L.C.: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 21,537,050; shared voting power 0; sole dispositive power 21,537,050; shared dispositive power 0; aggregate amount beneficially owned 21,537,050 (3.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: IAMGOLD CORP

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by RCF VII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 21,537,050 Shares beneficially owned by RCF VII is approximately $65,888,297, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 571,215,186 Shares outstanding as of November 6, 2024, which is the total number of Shares outstanding as reported in the Issuer's Registration Statement on Form F-10 filed with the Securities and Exchange Commission on November 8, 2024.

As of the close of business on February 4, 2025, RCF VII beneficially owns 21,537,050 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

RCF VII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.8% of the issued and outstanding Shares.

Associates VII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.8% of the issued and outstanding Shares.

RCFM GP may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.8% of the issued and outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as set forth in Exhibit 1, which is incorporated herein by reference, none of the Reporting Persons has effected any additional transactions with respect to the Shares during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 3, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Resource Capital Fund VII L.P.: /s/ Mason Hills, Mason Hills, General Counsel of RCFM GP L.L.C., the General Partner of Resource Capital Associates VII L.P., its General Partner (02/05/2025)
- Resource Capital Associates VII L.P.: /s/ Mason Hills, Mason Hills, General Counsel of RCFM GP L.L.C., its General Partner (02/05/2025)
- RCFM GP L.L.C.: /s/ Mason Hills, Mason Hills, General Counsel (02/05/2025)